Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266276

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated August 4, 2022)

26,766,265 shares of Common Stock

This prospectus supplement supplements the prospectus dated August 4, 2022, relating to the offer and resale by the selling stockholders identified in this prospectus supplement of up to an aggregate of 26,766,265 shares (the “Shares”) of common stock, par value $0.001 per share, of Meta Materials, Inc., a Nevada corporation (the “Company”).

You should read this prospectus supplement, together with the related prospectus and the additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Our common stock is listed on Nasdaq Stock Market LLC, or Nasdaq, under the symbol “MMAT.” On September 28, 2022, the last reported sale price of our common stock was $0.72 per share.

This investment involves a high degree of risk. See “Risk Factors” on page 5 of the prospectus and any similar section contained in the documents that are incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 4, 2022.

The following information is provided to update the Selling Stockholders table in the prospectus to reflect the distribution by Optodot Corporation to its securityholders of 26,766,265 Shares, which distribution occurred on September 29, 2022.

SELLING STOCKHOLDERS

This prospectus supplement and the prospectus relate to the resale of 26,766,265 shares of common stock held by the selling stockholders identified below to permit such selling stockholders, or their permitted transferees or other successors-in-interest that may be identified in a supplement to the prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus supplement and the prospectus are a part, to resell or otherwise dispose of these shares in the manner contemplated under the section entitled “Plan of Distribution” in the prospectus (as may be supplemented and amended).

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholders. As a result, we cannot estimate the number of shares of common stock each of the selling stockholders will beneficially own after termination of sales under this prospectus supplement. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock since the date on which it provided information for this table.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for any selling stockholder named below.

The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes sale of all shares being offered by the selling stockholders under this prospectus supplement. Information contained in the table below and the footnotes thereto is based upon information provided to us by the selling stockholders and has not been independently verified by us. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the date on which the information in the table below is presented. Information about the selling stockholders may change over time. The percentage of shares owned prior to and after the offering is based on 361,058,607 shares of common stock outstanding as of September 28, 2022.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering Number	Number of Shares of Common Stock Being Offered (1) Offered	Shares of Common Stock to be Beneficially Owned After Offering (2)
			Number	Percentage
Incubator Ventures LLC(3)	986,569	986,569	0	0%
Seed Capital Partners II LLC(4)	10,244,244	10,244,244	0	0%
CRE Investments, LLC(5)	98,654	98,654	0	0%
Richard J. D’Amato(6)	98,656	98,656	0	0%
David Carlson(7)	1,184,838	1,184,838	0	0%
Steven A. Carlson Revocable Trust(8)	4,677,655	4,677,655	0	0%
Carlson Family Optodot Trust(9)	2,209,916	2,209,916	0	0%
Ignite Technology Ventures(10)	1,040,369	1,040,369	0	0%
Ronald Zelazo(11)	64,588	64,588	0	0%
Gary Sloan(12)	304,806	304,806	0	0%
The Scott Swazey Trust, as Amended and Restated in 2021(13)	1,227,732	1,227,732	0	0%
Benjamin M. Sloan(14)	960,162	960,162	0	0%
Steven A. Carlson(15)	864,291	864,291	0	0%
David W. Avison(16)	714,034	714,034	0	0%
Scott Swazey(17)	983,317	983,317	0	0%
Julie K. Meyers(18)	6,945	6,945	0	0%
Optodot Corporation(19)	1,099,489	1,099,489	0	0%
Total	26,766,265	26,766,265

(1)

The number of shares of our common stock in the column “Number of Shares of Common Stock Being Offered” represents all of the shares of our common stock that a selling stockholder may offer and sell from time to time under this prospectus. On June 22, 2022, we completed our acquisition of certain assets of Optodot Corporation under the terms of an Asset Purchase Agreement dated June 16, 2022 (the “APA”). In connection with the closing of such acquisition, we paid $3.5 million in cash and issued an aggregate of 26,766,265 shares of common stock, of which 4,461,044 shares are restricted subject to certain vesting milestones as set forth in the APA. A portion of such restricted shares, which we refer to as “one-year restricted stock,” is subject to certain transfer restrictions until the earlier of (i) our achievement of certain revenue milestones during the 12-month period beginning June 22, 2022 and (ii) June 22, 2023. The remaining restricted shares, which we refer to as “two-year restricted stock,” are subject to certain transfer restrictions until the earlier of (i) our achievement of certain revenue milestones during the 24-month period beginning June 22, 2022 and (ii) June 22, 2024.

(2)

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or might sell all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because, except as set forth elsewhere in this prospectus, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	The 986,569 shares of common stock includes (i) 831,721 shares of unrestricted stock, (ii) 103,232 shares of one-year restricted stock, and (iii) 51,616 shares of two-year restricted stock.
(4)	The 10,244,244 shares of common stock includes (i) 8,636,347 shares of unrestricted stock, (ii) 1,071,931 shares of one-year restricted stock, and (iii) 535,966 shares of two-year restricted stock.
(5)	The 98,654 shares of common stock includes (i) 83,170 shares of unrestricted stock, (ii) 10,323 shares of one-year restricted stock, and (iii) 5,161 shares of two-year restricted stock.
(6)	The 98,656 shares of common stock includes (i) 83,171 shares of unrestricted stock, (ii) 10,323 shares of one-year restricted stock, and (iii) 5,162 shares of two-year restricted stock.

(7)	The 1,184,838 shares of common stock includes (i) 998,871 shares of unrestricted stock, (ii) 123,978 shares of one-year restricted stock, and (iii) 61,989 shares of two-year restricted stock.
(8)	The 4,677,655 shares of common stock includes (i) 3,943,468 shares of unrestricted stock, (ii) 489,458 shares of one-year restricted stock, and (iii) 244,729 shares of two-year restricted stock.
(9)	The 2,209,916 shares of common stock includes (i) 1,863,056 shares of unrestricted stock, (ii) 231,240 shares of one-year restricted stock, and (iii) 115,620 shares of two-year restricted stock.
(10)	The 1,040,369 shares of common stock includes (i) 877,076 shares of unrestricted stock, (ii) 108,862 shares of one-year restricted stock, and (iii) 54,431 shares of two-year restricted stock.
(11)	The 64,588 shares of common stock includes (i) 54,451 shares of unrestricted stock, (ii) 6,758 shares of one-year restricted stock, and (iii) 3,379 shares of two-year restricted stock.
(12)	The 304,806 shares of common stock includes (i) 256,965 shares of unrestricted stock, (ii) 31,894 shares of one-year restricted stock, and (iii) 15,947 shares of two-year restricted stock.
(13)	The 1,227,732 shares of common stock includes (i) 1,035,032 shares of unrestricted stock, (ii) 128,467 shares of one-year restricted stock, and (iii) 64,233 shares of two-year restricted stock.
(14)

The 960,162 shares of common stock includes (i) 669,199 shares of unrestricted stock, (ii) 193,975 shares of one-year restricted stock, and (iii) 96,988 shares of two-year restricted stock. Mr. Sloan is also an employee of the Company.

(15)

The 864,291 shares of common stock includes (i) 577,183 shares of unrestricted stock, (ii) 191,405 shares of one-year restricted stock, and (iii) 95,703 shares of two-year restricted stock. Mr. Carlson is also an employee of the Company.

(16)	The 714,034 shares of common stock includes (i) 510,250 shares of unrestricted stock, (ii) 135,856 shares of one-year restricted stock, and (iii) 67,928 shares of two-year restricted stock.
(17)	The 983,317 shares of common stock includes (i) 784,723 shares of unrestricted stock, (ii) 132,396 shares of one-year restricted stock, and (iii) 66,198 shares of two-year restricted stock.
(18)	The 6.945 shares of common stock includes (i) 4,961 shares of unrestricted stock, (ii) 1,322 shares of one-year restricted stock, and (iii) 662 shares of two-year restricted stock.
(19)	The 1,099,489 shares of common stock includes (i) 1,095,577 shares of unrestricted stock, (ii) 2,609 shares of one-year restricted stock, and (iii) 1,303 shares of two-year restricted stock.